EXHIBIT (a)(5)(C)


 For Immediate Release                       Contact:   Alfred J. Verrecchia
 March 28, 2000                                                 401-727-5100
                                                         Renita E. O'Connell
                                                                401-727-5401

          HASBRO ANNOUNCES PRELIMINARY RESULTS OF "MODIFIED DUTCH
                           AUCTION" TENDER OFFER

             Pawtucket, RI (March 28, 2000) -- Hasbro, Inc. (NYSE:HAS) today announced the preliminary results of its "Modified Dutch Auction" tender offer which was completed at 12:00 Midnight, New York City time, on March 27, 2000. Hasbro commenced the tender offer to purchase up to 17.25 million shares of its common stock at a price between $15.25 and $17.50 per share net to the seller in cash, without interest, on February 29, 2000.

             Based on a preliminary count by the depositary for the tender offer, approximately 18 million shares of common stock (including approximately 6 million shares subject to guarantees of delivery), representing approximately 9.5% of outstanding shares, were properly tendered and not properly withdrawn at prices at or below $17.25 per share. Pursuant to applicable securities laws, Hasbro has accepted for payment all approximately 18 million shares at a purchase price of $17.25 per share. Assuming Hasbro purchases all of these shares at a purchase price of $17.25 per share, Hasbro anticipates the maximum aggregate cost, including fees and expenses associated with the tender offer, will be approximately $313 million.

             The determination of the number of shares accepted for payment is subject to final confirmation of the proper delivery of the shares tendered and not properly withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for the shares accepted for purchase, and return of all other shares tendered but not accepted for payment, will occur as promptly as practicable. The buyback is being financed from available cash and credit facilities.

             As noted in Hasbro's Offer to Purchase, the company may in the future purchase additional shares in the open market, in private transactions, tender offers or otherwise. Under applicable securities laws, Hasbro may not repurchase any shares of its common stock until after April 10, 2000. Hasbro expects to have in excess of $200 million remaining under its December 1999 $500 million share repurchase authorization for future share repurchases. Any future purchases by Hasbro will depend on many factors, including the market price of the shares, the final results of the tender offer, Hasbro's business and financial position and general economic and market conditions.

             After completion of the tender offer, Hasbro will have approximately 172 million shares of common stock outstanding. The closing sales price of Hasbro common stock on March 27, 2000 was $16.875 per share.

             The dealer manager for the tender offer was Salomon Smith Barney. The information agent was D.F. King & Co., Inc.

             Hasbro is a worldwide leader in children's and family leisure time and entertainment products and services, including the design, manufacture and marketing of games and toys ranging from traditional to high-tech. Both internationally and in the U.S., its PLAYSKOOL, KENNER, TONKA, ODDZON, SUPER SOAKER, MILTON BRADLEY, PARKER BROTHERS, TIGER, HASBRO INTERACTIVE, MICROPROSE, GALOOB and WIZARDS OF THE COAST brands and products provide the highest quality and most recognizable play experiences in the world.


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